                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*

                                METROCALL, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  591 647 10 2
                                 (CUSIP Number)

                                UBS CAPITAL LLC
                                299 PARK AVENUE
                            NEW YORK, NEW YORK 10171
                            ATTN: MR. MICHAEL GREENE
                                 (212) 821-6380
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   COPIES TO:

                               NANCY FUCHS, ESQ.
                  KAYE, SCHOLER, FIERMAN, HAYS & HANDLER, LLP
                                425 PARK AVENUE
                           NEW YORK, NEW YORK  10022
                                 (212) 836-8000

                                JANUARY 7, 1997
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.





                                                              Page 1 of 7 pages.
                                                        Exhibit Index on page 7.

                                  SCHEDULE 13D
CUSIP NO. 591 647 10 2                                        Page 2 of 7 Pages

-------------------------------------------------------------------------------
                         NAMES OF REPORTING PERSONS
                         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
  1
                         UBS Capital LLC
-------------------------------------------------------------------------------
                         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                         (SEE INSTRUCTIONS)                        (A) [ ]
  2                                                                (B) [ ]

-------------------------------------------------------------------------------
                         SEC USE ONLY
  3
-------------------------------------------------------------------------------
                         SOURCE OF FUNDS (SEE INSTRUCTIONS)
  4
                         AF, WC
-------------------------------------------------------------------------------
                         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)       [ ]
  5
-------------------------------------------------------------------------------
                         CITIZENSHIP OR PLACE OF ORGANIZATION
  6
                         Delaware
-------------------------------------------------------------------------------
                         SOLE VOTING POWER
                     7   1,937,019 shares of Common Stock, including 1,088,654
                         shares of Common Stock subject to the Warrants
   NUMBER OF             described herein
     SHARES        ------------------------------------------------------------
  BENEFICIALLY           SHARED VOTING POWER
    OWNED BY         8     -0-
      EACH         ------------------------------------------------------------
    REPORTING            SOLE DISPOSITIVE POWER
     PERSON          9   1,937,019 shares of Common Stock, including 1,088,654
      WITH               shares of Common Stock subject to the Warrants
                         described herein
                   ------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                     10    -0-
-------------------------------------------------------------------------------
                         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                         REPORTING PERSON
  11                     1,937,019 shares of Common Stock, including 1,088,654
                         shares of Common Stock subject to the Warrants
                         described herein
-------------------------------------------------------------------------------
  12                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES (SEE INSTRUCTIONS)          [ ]
-------------------------------------------------------------------------------
  13                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                         Approximately 7.58% (based on 24,478,295 shares
                         outstanding on November 15, 1996)
-------------------------------------------------------------------------------
                         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
  14
                         OO
-------------------------------------------------------------------------------

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 is amended to read as follows:

                 UBS purchased an aggregate of 848,365 shares of Common Stock for total consideration (including brokerage commissions) of $4,302,287. UBS utilized funds for such purpose from its working capital.

                 Pursuant to a unit purchase agreement dated as of November 15, 1996, among the Issuer, UBS and certain other investors, UBS purchased Warrants to purchase 1,088,654 shares of Common Stock as part of units containing one share of Series A Convertible Preferred Stock (a "Preferred Share") and one Warrant to purchase 18.266 shares of Common Stock at an exercise price per share of $7.40 ("Units"), for total consideration of $14,900,000, of which a de minimis amount was allocated to the purchase of the Warrants. UBS obtained funds for such purpose from an affiliated entity.

                 If the Warrants are exercised, UBS intends to obtain the funds to pay for the shares of Common Stock to be purchased thereunder from various sources, including, without limitation, from working capital and/or from affiliated entities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5 is amended to read as follows:

                 (a) UBS is the beneficial owner of 1,937,019 shares of Common Stock, including 1,088,654 shares of Common Stock subject to the Warrants described herein, or approximately 7.58% of the issued and outstanding shares of common stock of the Issuer as of November 15, 1996. The Warrants are exercisable at any time through and including November 15, 2001.

                 The Preferred Shares held by UBS are convertible in to shares of Common Stock commencing on November 15, 2001 or upon the occurrence of certain change of control events. See Exhibit 2. Accordingly, UBS is not currently the beneficial owner of shares of Common Stock which it may receive upon conversion of Preferred Shares.

                 UBS Securities and Union Bank of Switzerland, through their direct and indirect ownership interests in UBS, may be deemed to be the indirect beneficial owners of such 1,937,019 shares of Common Stock. Union Bank of Switzerland may also be deemed to be the beneficial owner of 250 shares of Common Stock held by Banco de Lugano, a wholly-owned Swiss subsidiary of Union Bank of Switzerland, for the account of a client.

                 (b) UBS has the sole power to vote the 848,365 shares of Common Stock, and upon exercise of the Warrants, will have the sole power to vote the 1,088,654 shares acquired thereby. Prior to exercise, the Warrants are not accorded any voting rights.





                                                              Page 3 of 7 pages.

                 (c) During the past sixty (60) days, UBS has engaged in the following transactions in shares of Common Stock:

                           Amount of Shares
 Date of Transaction    of Common Stock Involved     Price Per Share
 -------------------    ------------------------     ---------------
     11/15/96              1,088,654*                   *

     12/12/96                  5,600                     $3.81

     12/17/96                  5,600                     $4.50

     12/17/96                  5,000                     $4.56

     12/18/96                    300                     $4.50

     12/18/96                 10,000                     $4.56

     12/18/96                148,350                     $4.63

     12/18/96                  7,579                     $4.69

     12/18/96                 68,000                     $4.75

     12/18/96                  5,000                     $4.81

     12/19/96                  7,400                     $4.75

     12/19/96                 11,400                     $4.81

     12/19/96                 44,000                     $4.88

     12/20/96                 23,300                     $4.75

     12/23/96                  2,500                     $4.63

     12/23/96                 44,500                     $4.69

     12/23/96                 66,836                     $4.75

       1/7/97                319,000                     $5.25

       1/7/97                  9,000                     $5.50

       1/8/97                 65,000                     $5.88





----------------------------------

* Purchase of Warrants to purchase 1,088,654 shares of Common Stock as part of Units purchased from the Issuer in a private transaction. The purchase price for each Unit was $250.00, of which a de minimis amount was allocated to the purchase of the Warrants.


                                                              Page 4 of 7 pages.

                 Except as indicated, all transactions involved purchases of shares of Common Stock on the Nasdaq National Market. Such purchases of Common Stock were made by UBS Securities, as agent for UBS, and do not include commissions paid by UBS.

                 Except as set forth above, neither UBS nor, to the best knowledge of UBS, any person identified in Item 2, beneficially owns any shares of Common Stock or has effected any transaction in shares of Common Stock during the preceding 60 days.

                 (d) To the best knowledge of UBS, no person other than UBS, UBS Securities or Union Bank of Switzerland has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock or the shares of Common Stock issuable upon exercise of the Warrants.

                 (e)      Not applicable.





                                                              Page 5 of 7 pages.

                                   SIGNATURE

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of January 10, 1997

                                        UBS CAPITAL LLC

                                        By:   /s/   Justin Maccarone
                                           -------------------------------------
                                           Name: Justin Maccarone
                                           Title:   Managing Director

                                        By:   /s/   Marc Unger
                                           -------------------------------------
                                           Name: Marc Unger
                                           Title:   Chief Financial Officer





                                                              Page 6 of 7 pages.

                               Index to Exhibits


EXHIBIT                                                      PAGE NO. IN
-------                                                      SEQUENTIAL
                                                             NUMBERING SYSTEM
                                                             ----------------

1. Unit Purchase Agreement dated as of November 15, 1996 among the Issuer, UBS and Certain Other Purchasers*

2. Certificate of Designation, Numbers, Powers, Preferences and Relative, Participating, Optional and Other Rights of Series A Convertible Preferred Stock of the Issuer*


3. Warrant Agreement dated as of November 15, 1996 between the Issuer and The First National Bank of Boston, Warrant Agent*

4. Registration Rights Agreement dated as of November 15, 1996 between the Issuer, UBS and the other Purchasers identified therein*





----------------------------------

* Incorporated by reference to the Issuer's Current Report on Form 8-K pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, filed as of November 21, 1996.



                                                              Page 7 of 7 pages.